Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Organization
Battalion Energy Holdings, LLC.	Delaware
Battalion Oil Management, Inc.	Delaware
Halcón Energy Properties, Inc.	Delaware
Halcón Field Services, LLC	Delaware
Halcón Holdings, LLC	Delaware
Halcón Operating Co., Inc.	Texas
Halcón Permian, LLC	Delaware
Wink Amine Treater Holdings, LLC	Texas